Exhibit 99.2

AVG TECHNOLOGIES N.V.

AVG TECHNOLOGIES N.V.

Notice of Extraordinary General Meeting of Shareholders

The Extraordinary General Meeting of Shareholders of AVG Technologies N.V., having its official seat in Amsterdam, the Netherlands (the Company), will be held on 14 October 2014 at 09:30 a.m. CET, at the offices of Allen & Overy LLP, Apollolaan 15, 1077 AB Amsterdam in the Netherlands. The language of the meeting will be English.

AGENDA

The agenda of the meeting includes the following items:

1.	Opening and announcements

2.	Approval of the proposed acquisition by the Company of the business of WaveMarket Inc., doing business as Location Labs*

3.	Questions

4.	Close

The item marked * is a voting item. The Extraordinary General Meeting will vote on this matter regardless of the number of shareholders present and of the number of shares represented, and a resolution in favour of this agenda item will be adopted by a simple majority of the votes validly cast by shareholders present or represented.

Copies of a shareholders’ circular relating to the Extraordinary General Meeting and the full agenda, including explanatory notes thereto are available for inspection, and can be obtained free of charge, at the office of the Company in Amsterdam (AVG Technologies N.V., Gatwickstraat 9, 1043 GL Amsterdam) and are also published on the Company’s website at http://investors.avg.com.

ATTENDANCE OF THE EXTRAORDINARY GENERAL MEETING

Only holders of shares in the share capital of the Company as of the close of business on 16 September 2014 (the Record Date) or those who hold a valid proxy for the Extraordinary General Meeting are entitled to take part and vote at the Extraordinary General Meeting. Each share outstanding on the Record Date is entitled to one vote on each voting item.

For shareholders whose ownership is directly recorded in the Company’s shareholders register (the Registered Shareholders) and for shareholders holding their shares in an account at a bank, a financial institution, an account holder or other financial intermediary (such shareholders, the Beneficial Owners), the conditions for attendance at the Extraordinary General Meeting are as follows:

•	Registered Shareholders must notify the Company by submitting their name and number of registered shares through the Company’s e-mail address ir@avg.com no later than on 9 October 2014, at 24.00 hours CET; and

•	Beneficial Owners must have their financial intermediary or their agent with whom the shares are on deposit issue a proxy to them which confirms they are authorized to take part in and vote at the Extraordinary General Meeting. These Beneficial Owners must (i) notify the Company of their intention to attend by submitting their name and number of shares beneficially owned through the Company’s e-mail address ir@avg.com no later than on 9 October 2014, at 24.00 hours CET and (ii) bring the proxy received from their financial intermediary to the Extraordinary General Meeting.

Persons entitled to take part in the meeting may be asked for identification prior to being admitted and are therefore asked to carry a valid identity document (such as a passport or driving licence).

PARTICIPATION IN THE EXTRAORDINARY GENERAL MEETING BY PROXY

Registered Shareholders who are not in a position to attend the meeting in person, may, without prejudice to the above registration and attendance notification provisions, grant a written proxy to the following independent third party: Joyce J.C.A. Leemrijse, civil law notary in Amsterdam, the Netherlands, and/or her replacement and/or each (junior) civil law notary of Allen & Overy. The proxy can be granted with or without voting instructions. In case a proxy is granted to said independent party without voting instructions it shall be deemed to include a voting instruction in favour of all proposals made by the Management Board and/or the Supervisory Board of the Company, and against any other proposal. Proxy forms to be used to grant a written proxy are available free of charge at the offices of AVG Technologies N.V. (Gatwickstraat 9, 1043 GL Amsterdam, the Netherlands) and at http://investors.avg.com. To be counted, a duly completed and executed proxy must have been received by Joyce J.C.A. Leemrijse, civil law notary in Amsterdam, the Netherlands, at the offices of Allen & Overy LLP (Apollolaan 15, 1077 AB Amsterdam) or, if sent in pdf-form electronically at her e-mail address: joyce.leemrijse@allenovery.com, no later than on 9 October 2014, at 24:00 hours CET.

Beneficial Owners who wish to exercise their meeting rights by proxy should follow the instructions and use the voting instrument provided by the bank, financial institution, account holder or other financial intermediary that holds the shares on such Beneficial Owner’s behalf.

FURTHER INFORMATION

For further information, please contact: AVG Technologies N.V., Investor Relations, Gatwickstraat 9, 1043 GL Amsterdam, the Netherlands. Email: ir@avg.com.

Amsterdam, the Netherlands, 3 September 2014.

AVG Technologies N.V.

The Supervisory Board